Exhibit 99.3

Kamada Issues 2024 CEO Letter to Shareholders

Rehovot, Israel, and Hoboken, NJ – March 6, 2024 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today issued a Letter to Shareholders from Amir London, Chief Executive Officer.

Dear Shareholders, Colleagues and Business Partners:

The recently completed 2023 was another successful period in our commercial journey as a global leader in the specialty plasma-derived field. During the year, we continued our major transformation to a diversified, fully integrated specialty plasma company with six U.S. Food and Drug Administration (FDA) approved proprietary products and strong commercial capabilities in the U.S. market, as well as a sales footprint in over 30 countries.

Earlier today, we reported our full-year 2023 financial results, which met our annual guidance, with total revenues of $142.5 million and adjusted EBITDA of $24.1 million, representing margins of 17%. Our strong performance in 2023 represented an adjusted EBITDA increase of 35% as compared to 2022.

Looking ahead, we expect the momentum from 2023 to extend throughout 2024, with profitability to be further increased as compared to last year. As such, we are introducing full-year 2024 revenue guidance of $156 million to $160 million, and adjusted EBITDA guidance of $27 million to $30 million, which would represent double digit top- and bottom-line growth.

Our impressive results in 2023, and positive outlook for this year, are the outcome of our ability to leverage our growth drivers, including a significant increase in sales of our anti-rabies immunoglobulin product, KEDRAB®, and the promotion of CYTOGAM®.

These significant catalysts are propelling our continued annual double-digit profitable growth with substantial upside potential and limited downside risk.

KEDRAB, our anti-rabies immunoglobulin, was especially impactful in 2023 and following the recent amendment and extension of our distribution agreement with Kedrion, we expect this trend to continue in 2024 and beyond. Throughout last year, we experienced a significant increase in demand for the product in the United States, driven by Kedrion’s extensive market coverage and robust commercial activity, as well as the FDA approval for a label expansion for the product, obtained in 2021, that has differentiated it as the first and only human rabies immunoglobulin available in the United States to be clinically studied in children. As a result of this significant growth, we generated approximately $32.8 million in revenues from sales of KEDRAB to Kedrion during 2023, which more than doubled our sales compared to 2022. Looking ahead, the extended agreement with Kedrion, which is our largest commercial agreement signed since Kamada’s inception, is a tremendous milestone for the company, guaranteeing approximately $180 million in revenues within the first four years of the eight-year term, which began this past January.

We are confident that the continuation of our partnership with Kedrion maximizes the future growth and value potential of KEDRAB, while it also most effectively exploits our U.S. business by allowing us to focus our own internal sales efforts on the commercialization of our other specialized FDA-approved IgG products, primarily in transplant centers, as Kedrion continues to promote KEDRAB in numerous hospitals and medical centers across the United States. Our U.S. team, established in 2022, continues to achieve steady progress in promoting our portfolio to physicians and other healthcare practitioners through direct engagement and opportunities at medical meetings. Our activities promoting these important therapies, primarily CYTOGAM and VARIZIG, represent the first time in over a decade that these hyper-immune specialty products are being supported by field-based activity in the United States. Each of these products made important contributions to our financial results in 2023, and we expect further impact this year.

CYTOGAM is the largest of the four products we are self-marketing. The product is indicated for the prophylaxis of cytomegalovirus disease associated with solid organs transplantation. This proprietary and unique therapy is the only FDA approved IgG product for its indication. During 2023, we received the FDA’s and Health Canada’s approvals of our applications to manufacture CYTOGAM at our Israeli facility, following completing the technology transfer of the product manufacturing from its prior manufacturer, CSL Behring. While our CYTOGAM sales during 2023 were temporarily impacted by the shorted-dated inventory we initially purchased as part of the product acquisition in 2021, the technology transfer approvals and “fresh” product batches available since October 2023 ensure continuous long-term supply of the product to the U.S. and Canadian markets, without interruption.

Importantly, during 2023 we established a CYTOGAM Scientific Advisory Board, consisting of eight U.S. based, world-renowned thought leaders in the solid organ transplantation field, which evaluates new opportunities and future research and development possibilities for this important product. The results of the first of those studies, conducted by Dr. Fernando Torres, Clinical Chief, Division of Pulmonary and Critical Care at University of Texas Southwestern Medical Center, were announced in October 2023 at IDWeek. In his summary, Dr. Torres concludes that the use of a proactive multimodality CMV prophylaxis consisting of antivirals and immune augmentation with CMV immunoglobulin may improve outcomes among high-risk CMV mismatch lung transplant recipients. We have already been notified that two additional studies related to the benefits of CYTOGAM, conducted by other leading U.S. transplantation key opinion leaders (KOLs), have been accepted for presentation at transplantation-related medical meetings during 2024. We expect these medical and clinical initiatives to continue supporting the increase in usage of CYTOGAM in the coming years.

In addition to KEDRAB growth and our U.S. promotional activities, we are leveraging our strong international distribution network to expand revenues of our IgG portfolio in other territories, primarily in Canada, Asia, Latin America and the Middle East, as well as with the Pan American Health Organization.

We are also very excited about our innovative investigational Inhaled AAT product candidate for the treatment of AAT Deficiency, a technology that has been shown to be highly effective in delivering AAT directly into a patient’s lungs. A substantial opportunity exists for Inhaled AAT to be a transformational product in a market that is already over $1 billion in annual sales in the U.S. and EU. We are currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 study. During 2023, we continued recruiting patients into the study and made significant progress in our regulatory discussions, meeting both the FDA and the European Medicines Agency (EMA), presenting study progress and safety data and discussing potential opportunities to accelerate the program. Both agencies reconfirmed the design of the ongoing study and endorsed the positive safety data demonstrated to date. The EMA acknowledged the statistically and clinically meaningful improvement in lung function, measured by FEV1, demonstrated in our previous Phase 2/3 European study. As a reminder, the results from the prior study served as the basis for the design and the selection of the primary endpoint for our current pivotal Phase 3 study. During our discussions with the FDA, the agency expressed its willingness to potentially accept a P<0.1 alpha level in evaluating InnovAATe for meeting the study’s efficacy primary endpoint for registration, which may allow for the acceleration of the program. As a result, we plan to present a revised statistical analysis plan and study protocol for the InnovAATe study, and subsequently seek FDA’s feedback by mid-2024. In parallel to our clinical and regulatory progress, we also continue to have active discussions related to potential partnering for this promising late-stage product candidate.

During 2023, we continued to receive royalties from Takeda based on sales of GLASSIA in the United States. We expect royalties in the range of $10 million to $20 million per year through 2040, which will further support our profitability and cash position. In addition, we continue to grow sales of GLASSIA in other international markets through our local partners.

Another major strategic step we are taking is the advancement of our plasma collection business through our wholly owned subsidiary, Kamada Plasma, based in Texas. During 2023, we expanded the hyperimmune plasma collection capacity at our first center and are currently advancing our plan to open additional centers in the U.S. to further increase our supply of specialty and regular plasma, enhancing our vertical integration and profitability. Our second center will be opened in Houston, Texas, during the second half of 2024.

In our distribution segment, we are leveraging our expertise and strong presence in the Israeli market to register, market and distribute more than 25 products that are developed and manufactured by our international partners. In recent years, we have significantly grown our pipeline of distributed products and in 2024 we anticipate continuing to launch new therapies across multiple medical specialties. An area of key strategic focus in this business is the planned distribution of a portfolio of eleven biosimilar products, expected to be launched, subject to EMA and Israeli Ministry of Health approvals, through 2028, with overall annual anticipated peak sales, within several years of launch, to be in the range of approximately $30 million to $34 million annually. Included in this portfolio are eight products through a distribution agreement with Alvotech, a global leader in the development and manufacturing of biosimilar drugs.

In closing, 2023 was another year of significant progress for Kamada during which we executed our plan by leveraging multiple robust value-creating catalysts, and we are well-positioned for further revenue and profitability growth in 2024, and the years beyond, with substantial upside potential and limited downside risk as a global leader in the specialty plasma industry.

Importantly, we ended 2023 with over $55 million in cash and continue to have the financial flexibility to both accelerate the growth of our existing business and pursue compelling business development opportunities, a process we are actively engaged in.

On behalf of the entire Kamada team, we look forward to continuing to support patients and clinicians with the important lifesaving products that we develop, manufacture, and commercialize. We thank all of our investors for their support and remain committed to creating long-term shareholder value.

Sincerely,

Amir London

Chief Executive Officer

Kamada Ltd.

About Kamada

Kamada Ltd. (the “Company”) is a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, focused on diseases of limited treatment alternatives. The Company is also advancing an innovative development pipeline targeting areas of significant unmet medical need. The Company’s strategy is focused on driving profitable growth from its significant commercial catalysts as well as its manufacturing and development expertise in the plasma-derived and biopharmaceutical fields. The Company’s commercial products portfolio includes six FDA approved plasma-derived biopharmaceutical products: KEDRAB®, CYTOGAM®, VARIZIG®, WINRHO SDF®, HEPAGAM B® and GLASSIA®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom (ASV) products. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Argentina, Brazil, India Australia and other countries in Latin America, Europe, the Middle East, and Asia. The Company leverages its expertise and presence in the Israeli market to distribute, for use in Israel, more than 25 pharmaceutical products that are supplied by international manufacturers and in addition have eleven biosimilar products in its Israeli distribution portfolio, which, subject to European Medicines Agency (EMA) and Israeli Ministry of Health approvals, are expected to be launched in Israel through 2028. The Company owns an FDA licensed plasma collection center in Beaumont, Texas, which currently specializes in the collection of hyper-immune plasma used in the manufacture of KAMRHO (D), KAMRAB and KEDRAB. In addition to the Company’s commercial operation, it invests in research and development of new product candidates. The Company’s leading investigational product is an inhaled AAT for the treatment of AAT deficiency, for which it is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares.

Non-IFRS financial measures

We present EBITDA and adjusted EBITDA because we use these non-IFRS financial measures to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes these non-IFRS financial measures are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and provide investors with a meaningful perspective on the current underlying performance of the Company’s core ongoing operations; and (2) they exclude the impact of certain items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. EBITDA and adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS terms as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA and adjusted EBITDA are defined as net income (loss), plus income tax expense, plus or minus financial income or expenses, net, plus or minus income or expense in respect of securities measured at fair value, net, plus or minus income or expenses in respect of currency exchange differences and derivatives instruments, net, plus depreciation and amortization expense, plus non-cash share-based compensation expenses and certain other costs. For a reconciliation of the non-IFRS measures, please reference the press release for the quarter ended December 31, 2023 attached to the Current Report on Form 6-K we filed on March 6, 2024 with the Securities and Exchange Commission.

For the projected 2024 adjusted EBITDA information presented herein, the Company is unable to provide a reconciliation of this forward measure to the most comparable IFRS financial measure because the information for these measures is dependent on future events, many of which are outside of the Company’s control. Additionally, estimating such forward-looking measures and providing a meaningful reconciliation consistent with the Company’s accounting policies for future periods is meaningfully difficult and requires a level of precision that is unavailable for these future periods and cannot be accomplished without unreasonable effort. Forward-looking non-IFRS measures are estimated in a manner consistent with the relevant definitions and assumptions noted in the Company’s adjusted EBITDA for historical periods.

Cautionary Note Regarding Forward-Looking Statements

This letter includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) anticipation of continued momentum through 2024, with double-digit top- and bottom-line growth, 2) full-year 2024 revenue guidance of $156 million to $160 million and adjusted EBITDA guidance of $27 million to $30 million, 3) maintaining financial strength and flexibility to accelerate the growth and profitability of our existing business beyond 2024 at double-digit rates and pursue compelling new business development opportunities, a process actively engaged in and that would further enhance future growth, 4) continue to effectively leverage growth drivers, including a significant increase in sales of KEDRAB and the promotion of CYTOGAM, 5) increase in KEDRAB sales expected to continue through 2024 and beyond, 6) projected $180 million revenues from sale of KEDRAB to Kedrion during the first four years of the amended and extended distribution agreement, 7) ensuring continuous long-term supply of CYTOGAM to the U.S. and Canadian markets, without interruption, 8) plans to initiate an open-label extension study by mid-2024, 9) plans to present a revised SAP and study protocol for the InnovAATe study and seek the FDA’s feedback, by mid-2024, which may allow for the acceleration of the program, 10) expected royalties income from Takeda based on sales of GLASSIA in the U.S. in the range of $10 million to $20 million per year through 2040, 11) enhancing our supply of specialty and regular plasma through opening additional hyperimmune plasma collection centers in the U.S., including opening our second center in Houston, Texas, during the second half of 2024, 12) plans to distribute a portfolio of eleven biosimilar products, expected to be launched subject to EMA and Israeli Ministry of Health approvals, through 2028, with overall annual anticipated peak sales, within several years of launch, to be in the range of approximately $30 million to $34 million annually and 13) and continuing to launch new distributed products across multiple medical specialties. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, continuation of inbound and outbound international delivery routes, continued demand for Kamada’s products, financial conditions of the Company’s customers, suppliers and services providers, Kamada’s ability to integrate the new product portfolio into its current product portfolio, Kamada’s ability to grow the revenues of its new product portfolio, and leverage and expand its international distribution network, ability to reap the benefits of the acquisition of the plasma collection center, including the ability to open additional U.S. plasma centers, and acquisition of the FDA-approved plasma-derived hyperimmune commercial products, the ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial, unexpected results of clinical studies, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this letter and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com

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